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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 3)

                            DIGITAL LINK CORPORATION

                              (Name of the Issuer)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION

                    (Name of the Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  253856 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

      CHRISTOPHER KAUFMAN, ESQ.                     DAVID HEALY, ESQ.
           Latham & Watkins                         Fenwick & West LLP
        135 Commonwealth Drive                     Two Palo Alto Square
     Menlo Park, California 94025              Palo Alto, California 94306
            (650) 328-4600                            (650) 494-0600

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
    DLZ Corp., a California corporation ("Purchaser") hereby amends and supplements its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), filed with the Securities and Exchange Commission on September 10, 1999, with respect to the offer to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link Corporation, a California corporation, for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION.

    Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the following by amending and supplementing the Offer to Purchase, previously incorporated by reference to Item 10(f) of the Schedule 14D-1, as follows:

    1. The eighth paragraph under "Special Factors--Section 1. Background of the Offer", beginning on page 4 of the Offer to Purchase, is amended and restated to read in its entirety as follows:

    Following the failure of the Company's stock price to respond favorably to the Company's improved operating results in the first quarter of 1999 and the Company's failure to attract greater interest among institutional investors and industry analysts despite such results and the Company's efforts through increased communications with institutions and industry analysts, and management's attendance at industry conferences, to stimulate interest in the Company, Ms. Gupta, Narendra Gupta and Richard Alberding, three of the five members of the Board, met informally on April 29, 1999 to discuss the alternatives available to the Company to increase shareholder value. They discussed the Company's inability to hire and retain qualified personnel in light of the market performance of the Shares, including both the stock price and limited trading activity of the Shares. They were of the view that the Company, given its small size and market capitalization, its inconsistent operating performance over the past year and a half and the long-term resource allocation and investment decisions that they perceived would be necessary in order for the Company to expand the growth of the Company into other market segments, would not be able to attract increased institutional or analyst support. They then discussed whether, in order to address these concerns, the Company should consider a transaction in which shareholders other than the Gupta Investors would receive cash for their Shares (a "going-private transaction") and other strategies, such as the acquisition of the Company by a larger corporation within its industry. Mr. and Ms. Gupta indicated that they believed that a sale of the Company to a third party would be detrimental to implementation of the Company's business plan and that in any event they would not consider a transaction in which their Shares were effectively sold.

    2. The eleventh paragraph under "Special Factors--Section 1. Background of the Offer", on page 5 of the Offer to Purchase, is amended and restated to read in its entirety as follows:

    At a June 7, 1999 meeting of the Board, the directors again discussed the lack of market interest in the Shares, the failure of the Company's stock price and trading volume to reflect the Company's improved operating results in the first quarter of 1999 and the Company's increasing inability to hire and retain employees because of the performance of the Shares. The directors noted that the Company continued to be unable to attract increased institutional investor interest and industry analyst coverage due to its size and market capitalization, together with its inconsistent operating performance and the need to make long-term resource allocation and investment decisions in order to expand into other market segments. While the Board considered the stock price and trading volume of companies in the Company's peer group, the Board considered the performance of the Company's stock price and trading volume independent of the stock price and trading volume of companies in its peer group because the Company's size, market capitalization and trading volume were smaller than most of the companies in its peer group. Mr. Alberding indicated that a going-private transaction might be a viable alternative. The Board discussed the fact that such a transaction could provide value to the Company's shareholders in excess of the market price of the Shares. The Board also noted that such a transaction would enable the Company to provide better equity incentives to its employees in order to stem the continued drain of management and engineering staff, focus on implementation of its business plan and more effectively execute long-term resource allocation and investment decisions in order to expand into other market segments. The Board determined that prompt action was necessary to address the problems exemplified by Mr. Kazmierczak's departure after almost 12 years with the Company.

    3. The following paragraph is added after the second paragraph under "Special Factors-- Section 2. Purpose and Structure of the Offer and the Merger; Plans for the Company", on page 6 of the Offer to Purchase:

    The Company is a technology company that depends on attracting and retaining key personnel to implement its business plan. Historically, stock option plan performance has been a crucial element in attracting and retaining key personnel in technology companies. Stock option plan performance for a publicly-held company is in turn based on market performance of a company's stock. Despite improved earnings, the market price of the Shares has not improved and key personnel, such as Mr. Kazmierczak, have left the Company to pursue start-up opportunities with perceived better equity incentives. The Gupta Investors believe that if the Company were privately held, the Company would be able to provide better equity incentives for employees. The Gupta Investors also believe that private company status would allow the Company more effectively to execute long term resource allocation and investment decisions and expand into other market segments, each of which would ultimately allow the Company to compete more favorably in the market for the Company's products. As a privately held company, the Company's management would be able to eliminate management time spent on matters related to the Company being public and could focus its efforts exclusively on the operation of the Company's business. The Gupta Family considered, but rejected, the possibility of a sale of the Company to a third party in which the Gupta Family effectively sold its Shares.

and the first full paragraph on page 7 of the Offer to Purchase is amended and restated to read in its entirety as follows:

    As a result of the Offer, Purchaser's percentage interest in the Company's net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, the interest of the Gupta Investors in such items and in the Company's equity generally will increase to 100% and the Gupta Investors will be entitled to all the benefits of an increase in value and will be subject to the risks of a decrease in value of the Company. Subsequent to the Merger, current shareholders and Option holders of the Company will cease to have any equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company or any profit upon any future sale of the Company to an unaffiliated third party and will not have any right to vote on corporate matters, including any such future sale. Similarly, the shareholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger. Although the sale of the Company to an unaffiliated third party was considered by the Special Committee, that option was not pursued because the Special Committee did not believe that a sale to a third party was feasible given Mr. and Ms. Gupta's statement that they were not interested in any transaction involving a sale of the Shares held by the Gupta Family. Even if the members of the Gupta Family had been prepared to sell their Shares, the Special Committee did not believe that the Company could be sold at an appropriate premium to an unaffiliated third party.

    4. The text of the section entitled "Special Factors--Section 4. Fairness of the Offer and the Merger", beginning on page 8 of the Offer to Purchase, is amended and restated to read in its entirety as follows:

    The Purchaser, the Gupta Investors and the Gupta Foundation believe that the Offer and the Merger Consideration are both procedurally and substantively fair to the Company's unaffiliated shareholders, based upon the opinions of DRW and Sutter Securities, the analyses of DRW and the findings of the Special Committee and the Board as set forth in the Company's Schedule 14D-9. The Purchaser, the Gupta Investors and the Gupta Foundation expressly adopt the opinions of DRW and Sutter, the analyses of DRW and the findings of the Special Committee and the Board as of the date of the Merger Agreement. While the Purchaser, the Gupta Investors and the Gupta Foundation relied primarily upon the opinions of DRW and Sutter Securities and the fact that the proposed price of $10.30 per share to be received by the Company's shareholders in the Offer and Merger constituted a premium over the closing price for the Shares on the Nasdaq National Market of 26% on September 1, 1999 (one day prior to the delivery to the Board by DRW of its oral opinion), of 25% one week prior to that date and of 33% one month prior to that date, the Purchaser, the Gupta Investors and the Gupta Foundation did not assign relative weights to the factors considered by the Special Committee and the Board.

    Consummation of the Offer is subject to the Minimum Condition and therefore requires the tender of the holders of a majority of the Shares unaffiliated with the Gupta Investors. However, consummation of the Merger through a long-form merger does not require approval of a majority of shareholders unaffiliated with the Gupta Investors. Shareholders who do not vote for the merger will have appraisal rights to the extent provided under applicable law. See "Special Factors--Section 7. Dissenter's Rights." The Purchaser did not structure the Merger to require the approval of a majority of the Shares held by shareholders unaffiliated with the Gupta Investors, because such approval is not required under the CGCL and because the Purchaser, the Gupta Investors and the Gupta Foundation believe that the fairness of the transaction was established by other factors, including the arms' length bargaining between the Purchaser and the Special Committee. The Special Committee was comprised of all directors who were not employees of the Company or affiliated with the Purchaser, which directors constituted a majority of the Board. The transaction was negotiated by the Special Committee, which was advised during the negotiations by legal counsel and its financial advisor, DRW, and DRW rendered its opinion as to the fairness, from a financial point of view, of the consideration receivable pursuant to the Merger Agreement by holders of Shares. In light of the foregoing factors, the Special Committee did not retain an unaffiliated representative to act solely on behalf of shareholders unaffiliated with Purchaser or the Gupta Investors for the purpose of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

    OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE. DRW was retained by the Company pursuant to an engagement letter dated August 13, 1999 (the "DRW Engagement Letter"), to furnish an opinion as to the fairness, from a financial point of view, of the consideration receivable pursuant to the Merger Agreement by holders of Shares.

    On September 3, 1999 DRW rendered its opinion (the "DRW Opinion") to the Special Committee that, as of such date and based on the procedures followed, factors considered and assumptions made by DRW and certain other limitations, all as set forth therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. A copy of the DRW Opinion is attached as Annex A to the
Schedule 14D-9 filed by the Company. Shareholders of the Company are urged to read the DRW Opinion in its entirety. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of the DRW Opinion. A copy of the presentation to the Special Committee by DRW on September 2, 1999 which sets forth the analyses underlying the DRW Opinion is attached as Exhibit (b)(3) to the Schedule 13E-3 filed with the Commission.

    The DRW Opinion applies only to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid to such holders pursuant to the Merger Agreement and should not be understood to be a recommendation by DRW to such holders to tender their Shares in the Offer. The Company's shareholders should note that the opinion expressed by DRW was provided for the information of the Special Committee and the Board in connection with their evaluation and consideration of the transactions contemplated by the Merger Agreement. The DRW Opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the Special Committee as alternatives to the Merger, or the underlying decision of the Special Committee to proceed with the transactions contemplated by the Merger Agreement. The DRW Opinion and presentation to the Special Committee were only one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement. The Special Committee did not impose any limitations on the scope of the investigation of DRW with respect to rendering its opinion.

    In rendering its opinion, DRW assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by the Company (including without limitation the financial statements and related notes of the Company) and certain other publicly available information. DRW did not assume responsibility for independently verifying, and did not independently verify, such information. Additionally, DRW was not asked to, and did not, consider the possible effects of any litigation, other legal claims or any other contingent matters. DRW did not assume responsibility for performing, and did not perform, any independent evaluation or appraisal of any of the assets or liabilities of the Company, nor was DRW furnished with any such evaluations or appraisals. The DRW Opinion is based on the conditions as they existed and the information supplied to DRW as of the date of the DRW Opinion and is without regard to any market, economic, financial, legal or other conditions of any kind or nature existing or occurring after the date of the DRW Opinion.

    With respect to the data and discussions relating to the business prospects and financial outlook of the Company, upon advice of the Company, DRW assumed that such data was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such financial data and estimates. DRW expressed no opinion as to such financial data and estimates or the assumptions on which they were based. DRW assumed the Offer will be consummated upon the terms set forth in the Merger Agreement without material alteration thereof.

    In connection with its review of the Offer and the Merger, and in arriving at its opinion, DRW: (i) reviewed and analyzed the financial terms of the Merger Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other historical relevant operating data relating to the Company made available to DRW from published sources and from the internal records of the Company; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) reviewed the reported prices and trading activity for the Shares; (v) compared the financial performance of the Company and the prices of the Shares with that of certain other certain other publicly traded companies deemed by DRW to be comparable to the Company; and (vi) reviewed the financial terms, to the extent publicly available, of certain merger transactions deemed by DRW to be comparable to the Merger. In addition, DRW conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

    The following is a summary of the financial analyses performed and deemed material by DRW in connection with the delivery of the DRW Opinion but is not a comprehensive description of all analyses performed or factors considered. These summaries of financial analyses include information presented in tabular format. In order to fully understand the summary of the financial analyses used by DRW, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    COMPARABLE COMPANY ANALYSIS. DRW used a comparable company analysis to analyze the Company's operating performance relative to the following group of publicly traded companies that DRW deemed for purposes of its analysis to be comparable to the Company: 3Com Corporation, ACT Networks, Inc., ADTRAN, Digi International, Larscom, Inc., Premisys Communications, Verilink Corp. and Visual Networks, Inc. (referred to as the "Comparable Companies"). In such analysis, DRW compared the value to be achieved by the holders of Shares in the Offer and the Merger, expressed as a multiple of certain operating data, to the market trading values of the Comparable Companies expressed as a multiple of the same operating data. Although such companies were considered comparable to the Company for the purpose of this analysis based on certain characteristics of their respective businesses and financial performance, none of such companies possesses characteristics identical to those of the Company. DRW calculated the following valuation multiples based on a cash purchase price of $10.30 per Share and, as to the Comparable Companies, on market prices and other information available as of September 2, 1999. Multiples of future earnings were based on publicly available projected earnings estimates. The price per share as a multiple of the indicated statistic for the Company as compared to such multiple for the Comparable Companies was as follows: (a) projected calendar year 1999 and 2000 earnings per share of 30.3x and 29.4x, respectively, for the Company, compared to (b) a range of multiples of earnings per share of 4.6x to 62.9x for calendar year 1999 and 9.8x to 47.6x for calendar year 2000 for the Comparable Companies (excluding those with negative earnings). The enterprise capitalization as a multiple of each of the indicated statistics for the Company as compared to such multiple for the Comparable Companies was as follows: (a) projected calendar year 1999 and 2000 revenue of 0.9x and 0.8x, respectively, for the Company, as compared to (b) a range of multiples of projected calendar year revenue of 0.2x to 10.2x for calendar year 1999 and 0.2x and 7.9x for calendar year 2000 for the Comparable Companies. In each of the comparisons of the value to be achieved by the holders of Shares in the Offer and the Merger, as compared to the multiples of operating results realized by the stockholders of the Comparable Companies, the multiples of operating results achieved by the Company stockholders was well within the range of multiples realized by the Comparable Companies.

    COMPARABLE TRANSACTIONS ANALYSIS. DRW compared multiples of selected financial data and other financial data relating to the Offer and the Merger with multiples paid in, and other financial data from, the following selected mergers since 1997 of publicly traded networking technology companies (collectively referred to herein as "Group A Comparable Transactions"): Nortel Networks Corp./Periphonics Corp. (pending); Lucent Technologies Inc./Excel Switching Corp. (pending); Lucent Technologies Inc./International Network Services (pending); Lucent Technologies Inc./Spectran Corp. (pending); Newbridge Networks Corp./Stanford Telecommunications Inc. (pending); Intel Corp./ Dialogic Corp.; Cisco Systems Inc./Geotel Communications Corporation; Lucent Technologies Inc./ Mosaix Inc.; Intel Corp./Level One Communications Inc.; Alcatel Sa/Xylan Corp.; Lucent Technologies Inc./Ascend Communications, Inc.; Intel Corp./Shiva Corp.; Ascend Communications, Inc./ Stratus Computer Inc.; Cisco Systems Inc./Summa Four Inc.; Cabletron Systems Inc./Netvantage Inc.; Northern Telecom Ltd./Bay Networks Inc.; Alcatel Alsthom Sa/Dsc Communications Corp.; Lucent Technologies Inc./Yurie Systems Inc.; Tellabs Inc./Coherent Communications System; Fujitsu Ltd./ Amdahl Corp.; Intel Corp./Chips And Technologies Inc.; Lucent Technologies Inc./Octel Communications Corporation; Ascend Communications, Inc./Cascade Communications, Corp.; and 3Com Corporation/US Robotics Corporation. These transactions that DRW deemed comparable generally represent acquisitions of strong performing public networking technology companies. In addition, DRW compared multiples of selected financial data and other financial data relating to the Offer and the Merger with multiples paid in, and other financial data from, the following selected acquisitions since 1994 of publicly traded networking technology companies by financial buyers (collectively referred to herein as "Group B Comparable Transactions"): Kentek Information Systems, Inc./undisclosed acquiror (pending); Optek Technology, Inc./Dyson-Kissner-Moran Corp.; Instron Corp./Kirtland Capital Partners (pending); Precision Systems, Inc./Anschutz Corp. (pending); Enstar Inc./investor group (pending); Integrated Circuit Systems Inc./investor group (pending); Oak Technology Inc./investor group (failed); Ipc Information Systems Inc./Cable Systems Holding, LLC; Zilog, Inc./Texas Pacific Group; Amphenol Corp./Kohlberg Kravis Roberts & Co.; Zycon Corp./Hicks, Muse, Tate and Furst (withdrawn); Intermetrics, Inc./Apollo Holding, Inc.; General Computer Corporation Inc./Welsh, Carson, Anderson & Stowe; and Corporate Software Inc./investor group. DRW also compared multiples of selected financial data and other financial data relating to the Offer and the Merger with multiples paid in, and other financial data from, the following selected mergers since 1997 of publicly traded technology companies that were acquired at a price representing less than a 10% annually compounded return on their respective prices per share at the time of their respective IPOs (collectively referred to herein as "Group C Comparable Transactions"): Dicom Group Plc/Kofax Image Products (pending); Saturn Electronics & Engineering, Inc./Smartflex Systems, Inc. (pending); Answerthink Consulting Group, Inc./Think New Ideas, Inc. (pending); S3 Inc./Diamond Multimedia Systems Inc.(pending); Dyson-Kissner-Moran Corp./Optek Technology, Inc.; Quantum Corp/ Meridian Data Inc. (pending); Act Manufacturing Inc./Omc Industries Inc. (pending); Box Hill Systems Corp./ Artecon Inc.; Sterling Software Inc./Interlink Computer Sciences Inc.; undisclosed acquiror/Axsys Technologies, Inc. (pending); 3Dfx Interactive, Inc./Stb Systems Inc.; Adc Telecommunications, Inc./

Teledata Communications Ltd.; Winbond Electronics Corp./Information Storage Devices Inc. (pending); Cisco Systems Inc./Summa Four Inc.; World Access Inc./Telco Systems Inc.; Ask Asa /Proxima Corp.; Davel Communications Group Inc./Communications Central, Inc.; Lemout & Hauspie Speech Products Nv/Kurzweil Applied Intelligence Inc.; and Compaq Computer Corp./ Microcom Inc. The purpose of the Group C analysis was to determine the multiples that were being paid for companies viewed in the market as having a security which has underperformed. DRW noted that none of the acquired companies involved in these transactions (either Group A, B or C) had a business that was directly comparable to the Company. DRW also compared the premium of the equity value per share over the target stock price one week prior to the announcement of the transaction for each group of comparable transactions. This analysis produced the following results.

                                                                        ENTERPRISE VALUE/
                                                                     TRAILING 12 MONTH SALES
                                                                ---------------------------------
                                                                   LOW       HIGH       MEDIAN
                                                                ---------  ---------  -----------
Group A Comparables...........................................        0.9x      39.1x        3.0x
Group B Comparables...........................................        0.2x       2.1x        1.0x
Group C Comparables...........................................        0.2x       6.0x        1.4x

Digital Link at Offer Price...................................        0.9x       0.9x        0.9x

                          PURCHASE PRICE PREMIUMS OVER
                  MARKET PRICE ONE WEEK PRIOR TO ANNOUNCEMENT

                                                              LOW       HIGH      MEDIAN
                                                           ---------  ---------  ---------
Group A Comparables......................................      -22.6%     120.6%      36.1%
Group B Comparables......................................       -9.1%      60.0%      30.3%
Group C Comparables......................................        6.7%     217.0%      42.9%

Digital Link at Offer Price..............................       25.0%      25.0%      25.0%

    In each of the comparisons of the value proposed to be achieved in the Offer and the Merger by holders of the Shares to the multiples of operating results and premiums of the equity value per share over the stock price realized by the stockholders of the acquired companies in the Comparable Transactions, the multiples of operating results and the premium proposed to be achieved by holders of the Shares were comparable to those realized in the Comparable Transactions.

    DISCOUNTED CASH FLOW ANALYSIS. DRW estimated a range of present values of the Company using a discounted cash flow analysis using projections of future operations based on information provided by the Company's management. DRW calculated present values of projected operating cash flows after net changes to working capital over the period between December 31, 1999 and December 31, 2003. The terminal values were determined by applying multiples ranging from 0.50x to 1.50x to the Company's estimated revenue for calendar 2003. The Company's cash flow streams and terminal values were discounted to present value using discount rates ranging from 24.0% to 34.0%, derived in part using the capital asset pricing model, chosen to reflect different assumptions regarding the Company's cost of capital. Such analysis indicated a range of implied equity values for the Company of between $6.68 and $11.89 per Share.

    DRW did not consider, and did not perform analyses of, the Company's net book value or liquidation value, because such analyses were not relevant to a determination of the fairness of the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement.

    The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore is not necessarily susceptible to partial consideration of the analysis or summary description. DRW believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, DRW considered the results of all such analyses.

    In view of the wide variety of factors considered in connection with its evaluation of the fairness of the consideration to be received by the holders of Shares pursuant to the Merger Agreement from a financial point of view, DRW did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No company or transaction used in the above analyses as a comparison is identical to the Company or the Offer and the Merger. The analyses were prepared solely for purposes of DRW's providing its opinion as to the fairness of the consideration to be received by the holders of Shares pursuant to the Merger Agreement from a financial point of view and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its their advisors, none of the Company, DRW or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

    DRW is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations of corporations. DRW regularly publishes research reports regarding the networking technology industry, and the businesses and securities of publicly owned companies in such industry. DRW has provided financial advisory or financial services to the Company in the past, and individual partners or employees may have done so in the course of their work with prior employers. DRW also acted as a managing underwriter of the initial public offering of the Shares in 1994. The Company selected DRW to render the fairness opinion based on DRW's familiarity with the Company, DRW's knowledge of the technology industry and its experience in mergers and acquisitions and in securities valuation generally.

    In the ordinary course of business, DRW acts as a market maker and broker in the publicly traded securities of the Company and receives customary compensation in connection therewith. DRW also provides research coverage of the Company. In the ordinary course of business, DRW actively trades in the publicly traded securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities which positions, on occasion, may be material in size or relative to the volume of trading activity.

    Pursuant to the DRW Engagement Letter, the Company engaged DRW for a minimum of twelve months as its financial advisor with respect to a possible transaction involving the transfer of all or substantially all of the Company's assets, business or capital stock to an acquirer for consideration. The DRW Engagement Letter provides that the Company will pay DRW a cash fee (the "Opinion Fee") in the amount of $450,000 upon rendering an opinion as to the fairness of any proposed transaction from a financial point of view. Such an opinion was rendered with respect to the consideration to be received by the Company's shareholders pursuant to the Merger Agreement on September 3, 1999, and the fee became due to DRW at that time. Payment of the Opinion Fee to DRW is not contingent upon the closing of the Merger. If additional opinions are requested during the term of the agreement, the DRW Engagement Letter provides that the Company will pay DRW a cash fee of $150,000 for each additional opinion. In addition, the Company agreed to indemnify DRW against certain liabilities, including liabilities arising under the federal securities laws. The terms of the DRW Engagement Letter, which the Special Committee believes are customary for transactions of this nature, were negotiated at arms' length between the Special Committee and DRW, and the Board was aware of the fee arrangements at the time of its approval of the Merger Agreement.

    While DRW acted as financial advisor to the Special Committee and provided financial analyses and a fairness opinion to the Special Committee, DRW was not requested to and did not make any recommendation to the Special Committee as to the form or amount of the consideration to be received by the shareholders of the Company in the Offer or the Merger. At the request and direction of the Special Committee and on its behalf, DRW did negotiate briefly with the Purchaser regarding the consideration to be received by the shareholders of the Company in the Offer and the Merger within guidelines provided by the Special Committee. DRW did not solicit other parties with respect to a possible interest in acquiring the Company.

    OPINION OF SUTTER SECURITIES. The Purchaser retained Sutter Securities to render an opinion to the Purchaser with respect to the fairness of the Transaction and the Merger Consideration from a financial point of view to the Company's shareholders (other than the Purchaser and the Gupta Investors). A copy of Sutter Securities' opinion, dated September 3, 1999, to the effect that the Transaction, and the Merger Consideration, is fair, from a financial point of view, to the Company's shareholders (other than the Purchaser and the Gupta Investors), and setting forth the assumptions made, matters considered, and limitations on the review undertaken by Sutter Securities, is set forth in
Schedule I hereto. Each shareholder should read the opinion carefully in its entirety and make its own determination as to whether to accept or reject the Offer.

    Sutter Securities was retained by the Purchaser in connection with the Transaction based upon the qualifications, expertise and reputation of its principals, including the fact that Sutter Securities, as part of its investment banking business, is engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate and other purposes.

    While Sutter Securities provided a fairness opinion to Purchaser, Sutter Securities was not requested to and did not make any recommendation to the Purchaser as to the form or amount of the consideration to be received by the shareholders of the Company in the Offer or the Merger, which was determined through negotiations between the Purchaser and the Special Committee.

    Purchaser has agreed to pay Sutter Securities a fee of $100,000 for rendering the fairness opinion described above. In addition, Purchaser has agreed to reimburse Sutter Securities for its reasonable out-of-pocket expenses (including legal fees) with respect to the services provided by Sutter Securities. Purchaser has agreed to indemnify and hold harmless Sutter Securities against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the services provided by Sutter Securities.

    5. The first paragraph under "The Tender Offer--Section 2. Acceptance for Payment and Payment for Shares", beginning on page 18 of the Offer to Purchase, is amended and restated to read in its entirety as follows:

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for, all Shares validly tendered prior to the Expiration Date, and not theretofore withdrawn in accordance with "The Tender Offer--Section 4. Withdrawal Rights" of this Offer to Purchase, promptly after the later to occur of (a) the date of all required approvals, permits, authorizations or consents of any governmental authority or agency shall have been obtained on terms reasonably satisfactory to Purchaser and (b) the Expiration Date, if at the time of the later of the occurrence of
(a) and (b) above, the conditions set forth in "The Tender Offer--Section 11. Certain Conditions of the Offer" of this Offer to Purchase have been satisfied or waived. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "The Tender Offer--Section 12. Certain Regulatory and Legal Matters" or in order to comply in whole or in part with applicable laws. Any such delay will be effected in compliance with Rule 14e-l(c) under the Exchange Act (which requires a bidder to pay the consideration offered or return the securities tendered promptly after the termination or withdrawal of a tender offer).

    6. The first paragraph under "The Tender Offer--Section 11. Certain Conditions of the Offer", on page 37 of the Offer to Purchase, is amended and restated to read in its entirety as follows:

    Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment, purchase or pay for any shares tendered pursuant to the Offer, and may terminate or, subject to the terms of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c), amend the Offer and may postpone the acceptance for payment of and payment for any Shares tendered if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after September 3, 1999 and before the acceptance for payment of shares, any of the following conditions exists:

    7. The following sentence is added at the end of the first paragraph under "The Tender Offer-- Section 12. Certain Regulatory and Legal Matters--Legal Proceedings", beginning on page 40 of the Offer to Purchase:

    On October 13, 1999, the Superior Court of Santa Clara County, California denied plaintiffs' motion in the ABOFF and WRIGHT actions for a temporary order restraining defendants in the actions, including the Company and the Purchaser, from proceeding with, consummating or closing the Merger or honoring the provisions of the Merger Agreement providing for a fee to Purchaser upon termination of the Merger Agreement under certain circumstances. See "Special Factors--Section 5. The Merger Agreement." The Court has also scheduled a hearing for December 2, 1999, on plaintiffs' anticipated motion to preliminarily enjoin the Merger, in the event that the Offer is not consummated.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 1999                       DLZ CORP.

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     President and Chief Executive Officer

                                              GUPTA CHILDREN'S TRUST AGREEMENT

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     Trustee

                                              By:                 /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:      Narendra K. Gupta
                                              Title:     Trustee

                                              NARENDRA AND VINITA GUPTA LIVING TRUST

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     Trustee

                                              By:                 /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:      Narendra K. Gupta
                                              Title:     Trustee

                                              THE NAREN AND VINITA GUPTA FOUNDATION

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     Trustee

                                              By:                 /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:      Narendra K. Gupta
                                              Title:     Trustee

                                                               /s/ VINITA GUPTA
                                                ---------------------------------------------
                                              Vinita Gupta

                                                            /s/ NARENDRA K. GUPTA
                                                ---------------------------------------------
                                              Narendra K. Gupta